Exhibit 99.44
CONSENT OF EXPERT
FILED BY SEDAR
September 25, 2006
British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Autorité des marchés financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut
Dear Sirs/Mesdames:

Re:	Goldcorp Inc. (the “Company”)
Filing under the Mutual Reliance Review System
Glamis Gold Ltd. Information Circular dated September 25, 2006 (the “Circular”)
This letter is being filed as the consent of Anthony Stechishen, P.Geo., Senior Resource Geologist at Goldcorp Canada Ltd., to (a) being named in the Circular; and (b) the inclusion in the Circular of the Mineral Resources estimated by Mr. Stechishen as of December 31, 2005 (the “Estimates”) for the Company’s Campbell Mine.
I hereby confirm that I have read the Circular and have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Estimates or within my knowledge as a result of the services performed by me in connection with the Estimates.

Sincerely,

/s/ Anthony Stechishen Anthony Stechishen, P.Geo
Goldcorp Canada Ltd.